UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

AP Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

G04058106

(CUSIP Number)

December 21, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒          Rule 13d-1(c)

☐          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: G04058106

(1)	NAME OF REPORTING PERSONS

Tokyo Century Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
2,000,000
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
2,000,000
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%*
(12)	TYPE OF REPORTING PERSON
CO

* Based on 17,250,000 Class A Ordinary Shares issued and outstanding as of the closing of the Issuer’s initial public offering on December 21, 2021.

CUSIP NO.: G04058106

Item 1(a).	Name of Issuer:

AP Acquisition Corp (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 2710, 27/F The Center

99 Queen’s Road Central

Hong Kong

Item 2(a).	Name of Person Filing:

Tokyo Century Corporation (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

FUJI SOFT Bldg. 3 Kanda-neribeicho, Chiyoda-ku, Tokyo 101-0022 Japan.

Item 2(c).	Citizenship or Place of Organization:

Japan.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value of $0.0001 per share.

Item 2(e).	CUSIP Number:

G04058106.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Person is a publicly-traded company listed on the Tokyo Stock Exchange. The Reporting Person acquired 2,000,000 units in the Issuer’s initial public offering that was closed on December 21, 2021. Each unit consists of one Class A Ordinary Share and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A Ordinary Share of the Issuer. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

CUSIP NO.: G04058106

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2021

Tokyo Century Corporation	By:	/s/ Yoshimasa Kaneko
	Name:	Yoshimasa Kaneko
	Title:	General Manager of Specialty Finance Strategic Planning Division, Principal Investment Division

[Signature Page to Schedule 13G]